Exhibit 99.6

FAST TRACK GROUP Announces Pricing of $15 Million Initial Public Offering

SINGAPORE, May 22, 2025 – FAST TRACK GROUP (“Fast Track” or the “Company”), a leading entertainment-focused event management and celebrity agency company, announced the pricing of its initial public offering of 3,750,000 ordinary shares (the “Ordinary Shares”) at a public offering price of $4.00 per share, for aggregate gross proceeds of $15 million, prior to deducting underwriting discounts and other offering expenses.

In addition, the Company has granted the underwriters a 45-day option to purchase up to an additional 562,500 Ordinary Shares at the public offering price per share, less the underwriting discount, to cover over-allotments, if any. The offering is expected to close on or about May 27, 2025, subject to satisfaction of customary closing conditions.

All of the Ordinary Shares are being offered by Fast Track. The Company intends to use the proceeds from the offering primarily for: (i) expansion into more markets (Southeast Asia), (ii) marketing and branding purposes, (iii) building up its sales and partnership team, and (iv) working capital purposes.

The Company has received approval to list its Ordinary Shares on the Nasdaq Capital Market, with its Ordinary Shares trading under the symbol “FTRK,” with trading expected to begin on May 23, 2025.

Alexander Capital, L.P. (“Alexander Capital”), a full-service broker/dealer, acted as the lead book-running manager with Network 1 Financial Securities, Inc. acting as a co-underwriter for the offering. Loeb & Loeb LLP and Harney Westwood & Riegels Singapore LLP are acting as U.S. and Cayman Islands legal counsel to the Company, respectively, and Akerman LLP is acting as U.S. legal counsel to Alexander Capital for the offering.

A registration statement on Form F-1, as amended (File No. 333-286542), relating to the Ordinary Shares was filed with the U.S. Securities and Exchange Commission (the “SEC”) and was declared effective on May 22, 2025. This offering is being made only by means of a prospectus. A final prospectus relating to the offering will be filed with the SEC and will be available on the SEC’s website at www.sec.gov. Copies of the final prospectus related to the Offering may be obtained, when available, from Alexander Capital, L.P., 17 State St, New York, NY 10004, by phone at 212-687-5650 or by email at info@alexandercapitallp.com.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any of the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About FAST TRACK GROUP

FAST TRACK GROUP is a leading entertainment-focused event management and celebrity agency company. Since inception in Singapore in 2012, the Company has expanded across Asia Pacific, earning a reputation for being the preferred partner for event and endorsement organizers in the region. FAST TRACK GROUP goes beyond traditional event management, offering value-added services such as media planning, PR management, technical production planning, celebrity sourcing, celebrity engagement consultancy and event manpower support, all tailored to the highest standards.

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations, including the trading of its Ordinary Shares or the closing of the Offering. Investors can find many (but not all) of these statements by the use of words such as “approximates,” “believes,” “hopes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “plans,” “will,” “would,” “should,” “could,” “may” or other similar expressions. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct. The Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to read the risk factors contained in the Company’s final prospectus and other reports it files with the SEC before making any investment decisions regarding the Company’s securities. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law.

Investor Relations

John Yi and Steven Shinmachi

Gateway Group, Inc.

949-574-3860

FTRK@gateway-grp.com